

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2018

J.J. Finkelstein
President and Chief Executive Officer
RegeneRx Biopharmaceuticals, Inc.
15245 Shady Grove Road, Suite 470
Rockville, MD 20850

> **Re: RegeneRx Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2018**
> **File No. 333-227786**

Dear Mr. Finkelstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kimberly A Lowe, Esq.